Exhibit 21.1

SUBSIDIARIES OF AND CONSOLIDATED ENTITIES OF

HUAKE HOLDING BIOLOGY CO., LTD.

As of September 30, 2020*

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Incorporation Time

China Ruiyuan Holding Co., Ltd.	Hong Kong	March 19, 2019

Anhui Zhonghuiyuan Biotechnology Co., Ltd.	People’s Republic of China	May 24, 2019

Anhui Aokai Fa Grease Technology Co., Ltd.	People’s Republic of China	December 26, 2011

*	Other subsidiaries and consolidated entities of Huake Holding Biology Co., Ltd. have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.